Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

OPEN PROPS INC.

(FORMERLY KNOWN AS YOUNOW, INC.)

SUPPLEMENT NO. 4 DATED FEBRUARY 10, 2021

 TO THE OFFERING CIRCULAR DATED JULY 30, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Open Props Inc. (formerly known as Younow, Inc.). (the “Company”) dated July 30, 2020, as it has been and may be amended or supplemented from time to time.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 4 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and Supplements No. 1, 2 and 3 to the Offering Circular.

The purpose of this supplement is to disclose the addition of the Tegger app to the Props Network, and to provide information about how the Tegger app will operate on the Props Network.

The following text should be considered part of the Offering Circular:

All references in the Offering Circular to the Third Party Developer should be understood to mean the Third Party Developer, Listia Inc and Tegger DTC Inc., unless the context otherwise requires. All references in the Offering Circular to the Third Party Developer App should be understood to mean the Third Party Developer Apps, the Listia app and the Tegger app, unless the context otherwise requires. Except in Annex B, all references in the Offering Circular to “Annex B: PeerStream Plan of Props Token Usage” should be understood to mean “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App,” “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App,” “Annex D: Listia Plan of Props Token Usage for Listia App.” and “Annex E: Tegger Plan of Props Token Usage for Tegger App.”

The following paragraph replaces the second paragraph under “Offering Summary – Overview” on page 1 of the Offering Circular:

There are currently five Props Apps, all of which are designed to give Props Tokens holders these premium in-app experiences. The first such app was created by the Company and is now owned and operated by a third party. See “Description of Business—Sale of the Props Live Video App.” It is a livestreaming application, which we refer to as the “Props Live Video App.” See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. In addition, a third party app developer, Paltalk, Inc. (the “Third Party Developer”), has incorporated functionalities for Props Tokens into two apps, which we refer to as the “Third Party Developer Apps.” See “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App” and “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App” for additional information. In addition, Listia Inc has incorporated functionalities for Props Tokens into the Listia app. See “Annex D: Listia Plan of Props Token Usage for Listia App.” Finally, Tegger DLT Inc. has incorporated functionalities for Props Tokens into the Tegger app. See “Annex E: Tegger Plan of Props Token Usage for Tegger App.” We expect these Props Apps, as well as additional Props Apps we anticipate will be developed by third parties in the future, will provide the types of functionalities described below, subject to each app’s terms and conditions:

The following text should be considered part of the Offering Circular as a new paragraph at the bottom of page 97:

In connection with integrating Props Tokens into the Tegger app, Props PBC is awarding a grant of 497,600 Props Tokens to Tegger DLT Inc.

The following text should be considered part of the Offering Circular as a new Annex E:

ANNEX E: TEGGER’S PLAN OF PROPS TOKEN USAGE FOR THE TEGGER APP

Upon filing of the supplement in which this Annex E is included, there will be five Props Apps in total operating on the Props Network, including one Props Apps created by Tegger DLT Inc. (“Tegger”). We have described this app, the Tegger app, below.

Tegger will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. Tegger has prepared information to be included in this “Annex E: Tegger’s Plan of Props Token Usage for the Tegger App,” but has not prepared any other portions of this offering statement.

Overview

The Tegger App is available on the Web and may be made available on iOS and Android in the future as well. The product can be used from www.tegger.io or from partner websites that have Tegger’s technology installed. Currently, Tegger is on seven partner websites and is looking to expand into more.

●	The Tegger app is a digital product that websites install by inserting a script into their HTML or Tag Manager. The script displays a piece of front-end user interface (the Tegger Widget) via which users can sign up to Tegger using social media or email. When a user has signed up, they will obtain points for browsing on partner sites or answering questions in a profile page that can be accessed with the same user credentials directly on www.tegger.io or via a link available in the Tegger Widget. Users can then redeem the points for digitally delivered discounts, products and services available in Tegger’s marketplace, which is accessible on www.tegger.io/marketplace or via links in https://tegger.io/profile and the Tegger Widget.

●	Tegger points are an in-app accounting mechanism and points may not and technologically cannot be transferred outside of the Tegger App. Tegger points may not be traded between Tegger users. The points enable users to acquire rewards in Tegger’s marketplace only.

●	Tegger will replace its internal points with Props Tokens that will have the same functionality as Tegger points currently have, but will also have certain additional functionalities that are designed to help Tegger retain users and reward in-app participation, as described below.

Props Rewards

Users of the Tegger App will be rewarded with the ability to receive Props Tokens through the Props Network protocol. All Tegger users will be able to earn Props Tokens. Tegger anticipates that over 90% of accounts generated on Tegger after the Tegger App joins the Props Network will earn some amount of Props Tokens.

Users may earn Props Tokens for each of the activities described below:

●	Browsing on partner sites with the Tegger App active. When users log in to Tegger via its front-end on partner sites, they earn rewards for browsing and remaining on the site - as measured through a combination of mouse movements/scroll action and time spent on the site. Users will be awarded Props Tokens for doing this on any of Tegger’s partner sites, with the same amount being issued regardless of what site the user is on. Props Tokens will be awarded (subject to completion of the necessary procedures discussed below) according to a user’s Badge Level, as detailed below.

●	Answering questions. Tegger App users have access to a profile page on www.tegger.io where they will be able to see their Props Token balance and also answer questions about themselves. Questions are set individually and can be answered by users one at a time. Every time a user answers a question, they will have the ability to earn a fixed amount of Props Tokens -- the user is informed of the amount before the question is opened. Questions are simple and provide Tegger with demographic and socioeconomic information as well as information about the user’s interests. This information will not include any personally identifiable data and serves to anonymously and aggregately segment and target users.

●

Earning Badges. Badges are an essential component of the internal gamification system that runs on the Tegger App. Badges encourage users to earn and hold Props Tokens and participate more actively in the aforementioned activities that help users earn tokens. Users earn Badges by reaching pre-established thresholds of Props, pending Props or a combination of the two on the Tegger App. Badges give users a multiplier via which they can earn more Props Tokens for each browsing event.

Plan of Distribution

Tegger will initially award the ability to earn Props Tokens as follows:

●	Browsing

Props Tokens provisionally awarded for a valid browsing event of a user logged in to the Tegger app while on a partner site:

User Badge Level*	Props Tokens Awarded
1	0.004629629629
2	0.006105324073
3	0.007581018517
4	0.009056712961
5	0.010532407410

* additional Badge Levels may be added in the future

The Props Tokens awarded for browsing activities will be distributed as follows:

●	End users: 80%
●	Tegger: 20%

Initially, users will be provisionally awarded a maximum number of Props Tokens per user every 24 hours. This limit is meant to prevent system misuse and will be complemented with other actions and controls in the coming months. User accounts must be created with a valid social media (Google or Facebook) account or valid email.

●	Answering Questions

Users will initially be provisionally awarded 1.875-3.75 Props Tokens for each question they answer on the profile. Neither Tegger nor our partner sites obtain Props Tokens when users answer questions. The amount of Props Tokens to be awarded for completing a question will be displayed for users before they open the question to answer it. Questions may only be answered once per user, but for some questions users may update the response if the answer changes. They will provisionally earn Props Tokens for updating their responses.

Mini Props

Tegger expects that the vast majority of Props Tokens awarded on its app (upwards of 90% of accounts) will be given to users for browsing activities. As seen above, the provisional amount of Props Tokens awarded per event is significantly less than 1 Props Token. In order to make the amounts awarded easier to read for users and to reduce the amount of decimal positions that need to be displayed in the Tegger App (where display space is limited), the Tegger App will express Props Token amounts using a unit called “Mini Props”, each equivalent to 1/100 (one one- hundredth) of a Props Token. This unit may also be presented as mProps for short.

Props may choose to use this notation on other partner apps. Whenever Props Tokens are expressed as Mini Props on the Tegger App, the amount will be accompanied by the legends “Mini Props”, “MiniProps”, “mProps”, or a logo for Mini Props that Props creates and approves. A user will not earn a Props Token until they have accumulated 100 Mini Props (subject to completion of the necessary procedures discussed below). User withdrawals will exclusively be handled and processed in units of whole Props Tokens.

The Role of Props Tokens in the TeggerApp

Props Tokens in the Tegger App act as rewards, providing various benefits to Props Token holders. Holders of Pending Props will be able to redeem them for benefits in the Tegger App. Users will be able to use Props Tokens on the Tegger App in the following ways:

●	To obtain Badges

Users must hold a particular Props Token balance on the Tegger App in order to reach a particular Badge Level. As detailed above, Badge Levels give users access to greater earning for each browsing event and will also unlock further marketplace benefits for users. All users start with the first Badge Level automatically when they generate their account.

Initial Badge Levels and their corresponding minimum necessary Props Token balances are shown in the table below. Tegger reserves the right to modify or add Badge Levels and the Props Token balances necessary to achieve each Badge Level as the platform and its user base evolve. Users can access their profile to see their current Badge Level at any time and the Props Token balance that they need to reach the next Badge Level.

User Badge Level*	Props Token Balance
1	0-1.49
2	1.5-4.99
3	5-9.99
4	10-19.99
5	20+

* additional Badge Levels may be added in the future

If a user’s Props Token balance on the Tegger App drops to below the minimum amount necessary for a given Badge, they will automatically lose the Badge Level and its associated benefits.

●	To redeem for rewards in the marketplace

Tegger offers a marketplace where Tegger App users can redeem Pending Props for digitally delivered coupons for discounts and digital products. Users must log in with their Tegger App credentials to access this marketplace and only Tegger App users can redeem for rewards on it. Once the Tegger App joins the Props Network, users will be able to use Pending Props as the payment mechanism for the rewards of their choice. Props Tokens may not be used for this purpose.

The rewards offered will have tiered access according to users’ Badge Level -- to reinforce incentives to hold Props Tokens on the Tegger App. Users may access all rewards for their Badge Level and inferior Badge Levels so long as they hold the minimum Props Token balance for that Badge Level immediately before each individual redemption. Items in the marketplace may only be acquired one by one, meaning that if a user has lost access to a certain reward because their Props Token balance has decreased below the necessary threshold for the badge level required, they may no longer redeem that reward until their Badge Level has increased sufficiently again.

The marketplace will not be open to parties without valid Tegger App credentials. Rewards are delivered to users via email exclusively and may consist of a code that can be used to obtain a discount or product on a third party partner service, a unique or generic URL to redeem a discount or product on a third party partner service, a benefit on a Tegger partner site (such as but not limited to access to premium content or a discount to access premium content), or other forms of digital or account opening bonuses on third party services.

●	To withdraw via Prop’s infrastructure

The Tegger App will allow users to withdraw Props Tokens to digital wallets or (for non-U.S. entities and individuals) exchanges through the tools that Props provides to do this. Tegger is not responsible for nor will have any role in setting gas or transaction fees associated with these withdrawals and will offer Props Token withdrawal exclusively through the tools provided by Props. Tegger will not obtain any financial benefit from user withdrawals of Props Tokens.

Terms of Use and Terminations

In order to participate and use the Tegger App, app users must accept the terms of use and privacy policy of the Tegger App, and app users must be at least 18 years old. The Tegger App’s terms of use also define when app users may not receive rewards and when rewards may not be delivered. In addition, Tegger may terminate an app user’s participation in the rewards program for any reason without prior notice. Additionally, Tegger may suspend or terminate an app user’s account, or otherwise terminate an app user’s participation in the Tegger app’s rewards program, if Tegger determines or suspects, in its sole discretion, that the app user has violated the terms of use or any other agreement with the Tegger app.

Upon termination of an app user’s account or that user’s participation in the rewards program, Tegger will not have any obligation to afford the user any use or benefits of the user’s Props Tokens in the Tegger app, and any Pending Props not yet awarded to the user may be cancelled. The app user will, however, still be entitled to use any Props Tokens already in his or her possession in any other Props Apps, subject to their terms and conditions of use of such apps. The user may request delivery of any Props Tokens held in the Tegger App to their wallet, either on the Ethereum Network or with a third party, with the user responsible for any gas fees associated with such transfer.

Terms of Receiving Rewards

An app user may be awarded the ability to receive Props Tokens in connection with the Tegger App rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a Tegger App user claiming Props Tokens. Users will only be able to receive Props Tokens when they have completed all of these necessary steps and Tegger has completed its required steps. Below is a description of the steps that must be taken in order to receive Props Tokens through the Tegger app:

Steps to Be Taken by the User

Prior to any distribution of Props Tokens to Tegger app users, a recipient is required to complete standard KYC and AML procedures, complete all tax forms requested by us or Tegger and complete any other documentation we may require. It is anticipated that the KYC and AML procedures, tax forms and documentation required of app users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, Tegger may not require tax forms for users receiving small numbers of Props Tokens. Once an app user has reached a threshold of total Pending Props earned, however, Tegger may require that the user complete additional KYC and AML procedures, tax forms and documentation in order to continue to accrue Pending Props.

These steps must be completed within 120 days of the date that an app user was credited with a Pending Props. Pending Props received in connection with performance of activities in the Tegger app or as a receipt of a one-time discretionary grant may expire if an app user does not complete these steps within 120 days of receiving them. As a result, if an app user that is credited with Pending Props in connection with in-app activities or in connection with one-time discretionary grant offer simply fails to complete these steps within 120 days of receiving them, Tegger may cancel such Pending Props, and the Tegger app user may never obtain the Props Tokens associated with such Pending Props. Tegger does not anticipate exercising this discretion to revoke Pending Props associated with activities performed in the Tegger app except when Tegger believes that the app user has abandoned the Pending Props. If Tegger were to determine to exercise its discretion to revoke Pending Props, Tegger intends to communicate with any app user with such Pending Props prior to revoking them, via in-app communications and via email.

Tegger may require that an app user has been credited with a minimum number of Pending Props (for example, 50 Pending Props) before Tegger allows that user to complete KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the Tegger app. In addition, in order to issue Props Tokens to an app user’s wallet, users must affirmatively “claim” them. Users can view the number of Pending Props they have been credited with, the number of Pending Props that represent the number of Props Tokens that can be issued to their wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, a user must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s Props balance will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet.”

Steps to Be Taken by Tegger

Props Tokens may only be distributed to Tegger app users after the completion of Tegger’s processes to confirm that rewards are validly issued pursuant to the terms of use of the Tegger app. It is anticipated that these checks may take up to ten days for user rewards in the Tegger app.

After the completion of all of these steps, Tegger will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Prior to the issuance of Props Tokens to a user’s wallet, users must “claim” their Props Tokens by indicating the number of Props Tokens to be issued to the user’s wallet. See “Plan of Distribution—YouNow Offering—Other Props App User Rewards” for more information about this process. Upon initiation of this transaction, the corresponding number of Pending Props will be subtracted from the user’s account. Users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution by Tegger of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by Tegger to the user’s wallet is confirmed by Validators on the Ethereum blockchain.

Prior to settlement, Tegger app users have no right to receive Props Tokens, and if Props or Tegger were to dissolve or liquidate, or if Tegger would cease to reward users of the Tegger app with Pending Props Tokens, then users will have no right to receive Props Tokens, and they may never be able to claim their Pending Props into Props Tokens.